UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-35123

Golar LNG Partners LP
(Exact name of Registrant as specified in its Charter)

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.          Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Golar LNG Partners LP (“GMLP”) hereby furnishes the proxy statement and form of proxy card for the special meeting of its common unitholders to be held in virtual format through a live webcast on February 24, 2021 at 9:00 A.M. (Eastern time) (the “Special Meeting”). Copies of the proxy statement and form of proxy card are attached to this Form 6-K as Exhibit 99.1.

Additional Information and Where to Find It

In connection with the Special Meeting, GMLP will send to its common unitholders of record as of the record date of January 25, 2021, and will forward for distribution to beneficial common unitholders who hold GMLP common units through a bank, broker or other nominee serving as a record holder as of the record date, the proxy statement describing the merger proposal to be voted upon at the meeting, as well as logistical information related to the meeting. Along with a proxy statement, GMLP will also send and forward a proxy card or voting instruction form enabling common unitholders to submit their votes on that proposal.

This communication is not a substitution for the proxy statement or for any other documents that GMLP may furnish to the U.S. Securities and Exchange Commission (“SEC”) or send to common unitholders in connection with the proposed merger. COMMON UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Common unitholders will be able to obtain free copies of the proxy statement, and any other documents furnished or filed by GMLP to the SEC (when available), at the SEC’s website at www.sec.gov. Copies of documents furnished or filed by GMLP may also be obtained for free by submitting a request to Georgina Sousa at +1 441 737 0152.

Cautionary Statement Regarding Forward-Looking Statements

This report contains certain forward-looking statements concerning future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. Such statements are generally not historical in nature and specifically include statements about GMLP’s plans, strategies, business prospects and changes and trends in the business in which it operates. Forward-looking statements in this report include statements relating to New Fortress Energy Inc.’s (“NFE”) proposed merger with GMLP, the expected benefits of the transaction, the timing of the closing thereof and other statements that are not historical facts. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond GMLP’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. New factors emerge from time to time, and it is not possible for GMLP to predict all of these factors. Further, GMLP cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Specific factors that could cause actual results to differ from those in the forward-looking statements include, but are not limited to: (i) changes in federal, state, local and foreign laws or regulations to which NFE or GMLP is subject; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) GMLP’s ability to receive, on a timely basis or otherwise, the required approval of the proposed transaction by its common unitholders; (iv) the possibility that competing offers, merger or acquisition proposals for GMLP will be made; (v) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); and (vi) other risk factors identified herein or from time to time in GMLP’s periodic filings with the SEC. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of GMLP’s forward-looking statements. Other known or unpredictable factors could also have material adverse effects on future results. GMLP does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in GMLP’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS ON FORM F-3 (333-235614) AND S-8 (333-212485) OF THE REGISTRANT

EXHIBITS

The following exhibit is filed as part of this Report:

Exhibit
99.1	Proxy statement and proxy card for the special meeting of common unitholders of Golar LNG Partners LP to be held on February 24, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: February 2, 2021	By:	/s/ Karl Fredrik Staubo
Karl Fredrik Staubo
Chief Executive Officer